SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)1
STEELCASE INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

858155203

(CUSIP Number)

December 31, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [X] Rule 13d-1(b)
                    [    ] Rule 13d-1(c)
                    [    ] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 7 pages

CUSIP No. 858155-20-3
Schedule 13G
Page 2 of 7 Pages
(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) OLD KENT FINANCIAL CORPORATION 38-1986608

(2)	Check the Appropriate Box if a Member of a Group* (a) [ X ] (b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	19,612,334

(6)	Shared Voting Power	38,918,359

(7)	Sole Dispositive Power	19,602,384

(8)	Shared Dispositive Power	54,956,930

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
89,481,456

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

(11)	Percent of Class Represented by Amount in Row 9
78.20% (includes convertible Class B stock)

(12)	Type of Reporting Person* HC

CUSIP No. 858155-20-3
Schedule 13G
Page 3 of 7 Pages
(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) OLD KENT BANK 38-0892650

(2)	Check the Appropriate Box if a Member of a Group* (a) [ X ] (b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	19,612,334

(6)	Shared Voting Power	38,918,359

(7)	Sole Dispositive Power	19,602,384

(8)	Shared Dispositive Power	54,956,930

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
89,481,456

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

(11)	Percent of Class Represented by Amount in Row 9
78.20% (includes convertible Class B stock)

(12)	Type of Reporting Person* BK

Securities and Exchange Commission
Schedule 13G
Page 4 of 7 pages
Item 1(a).	Name of Issuer: Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 901 44th Street Grand Rapids, Michigan 49508

Item 2(a).	Name of Person Filing: Old Kent Financial Corporation and Old Kent Bank

Item 2(b).	Address of Principal Business Office or, if None, Residence: 111 Lyon Street, N.W. Grand Rapids, Michigan 49503

Item 2(c).	Citizenship: Michigan

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 858155-20-3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[X]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[X]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: [ ]

Securities and Exchange Commission
Schedule 13G
Page 5 of 7 pages
Item 4.	Ownership.

(a)	Amount Beneficially Owned:	89,481,456 shares

(b)	Percent of Class:	78.20%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	19,612,334 shares

(ii)	Shared power to vote or to direct the vote	38,918,359 shares

(iii)	Sole power to dispose or to direct the disposition of	19,602,384 shares

(iv)	Shared power to dispose or to direct the disposition of	54,956,930 shares

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The securities covered by this Schedule are held in trust, agency or custodial capacities by Old Kent Bank. These trust, agency or custodial accounts receive the dividends from, or the proceeds from the sale of, such securities.

Item 7.

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company.

 Old Kent Bank, a Michigan banking corporation which is a wholly-owned subsidiary of Old Kent Financial Corporation.

Item 8.	Identification and Classification of Members of the Group. See attached Exhibit 1.

Item 9.	Notice of Dissolution of Group. Not Applicable

Securities and Exchange Commission
Schedule 13G
Page 6 of 7 pages
Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000 February 14, 2000	/s/ Kenneth C. Krei Kenneth C. Krei Executive Vice President Old Kent Financial Corporation /s/ Kenneth C. Krei Kenneth C. Krei Executive Vice President Old Kent Bank

Page 7 of 7 pages

Exhibit 1

Filer	Item 3 Classification

Old Kent Financial Corporation	(g) parent holding company

Old Kent Bank	(b) bank